Exhibit 99.20

MANAGEMENT INFORMATION CIRCULAR

MAYFAIR GOLD CORP.

489 MacDougall Street, Matheson, Ontario P0K 1N0

Dear Valued Shareholder,

You are cordially invited to attend the annual general and special meeting (the “Meeting”) of shareholders of Mayfair Gold Corp. (the “Company”) to be held on September 4, 2025, at 10am (Pacific time) at the offices of Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC, V6C 3E8 for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2024, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditors for the ensuing financial year at a remuneration to be fixed by the directors;

4.	to approve a new Omnibus Incentive Plan, as more particularly described in the management information circular (the “Information Circular”);

5.	to amend the Company’s Articles to include advance notice provisions; and

6.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The audited financial statements and related MD&A for the Company for the financial year ended December 31, 2024, have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR+ at www.sedarplus.ca.

The Board of Directors of the Company has by resolution fixed the close of business on July 25, 2025, as the record date for the Meeting, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof. Completed forms of proxy must be deposited at the office of the Company’s transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue Toronto, Ontario, M5J 2Y1, by no later than 10:00 a.m. (Pacific time) on September 2, 2025 or, if the Meeting is adjourned, by no later than 48 hours prior to the date and time on which the Meeting is reconvened, or may be deposited with the chair of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The Company will bear all the costs of the solicitation.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia, this 1st day of August, 2025.

BY ORDER OF THE BOARD

“Darren McLean”

Darren McLean

Chairman of the Board of Directors

MAYFAIR GOLD CORP.

489 MacDougall Street

Matheson, Ontario P0K 1N0

Telephone No.: 1-800-342-6705

INFORMATION CIRCULAR

As at August 1, 2025 (except as otherwise indicated).

This Information Circular is furnished in connection with the solicitation of proxies by the management of Mayfair Gold Corp. for use at the annual general & special meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held on September 4, 2025, at 10am Vancouver time at the offices of Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia St., Vancouver, BC, V6C 3E8 for the purposes set forth in the accompanying notice of Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Mayfair Gold Corp. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “Registered Shareholder” means the person whose name appears on the central securities register maintained by or on behalf of the Company and who holds Common Shares in his or her own name.

All dollar amounts referenced herein are expressed in Canadian dollars unless otherwise noted.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear, directly or indirectly, all costs of this solicitation. We have arranged for intermediaries to forward the Meeting Materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)

complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders must follow the instructions of the voice response system and refer to the Proxy for the toll-free number, the holder’s account number and the Proxy access number; or

(c)

log onto Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions provided on the website and refer to Proxy for the holder’s account number and the Proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit the Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the chair of the Meeting in their discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the scrutineer before the Meeting. If you have already submitted a Proxy but choose to change your method of voting and attend the Meeting to vote, then you should register with the scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many United States brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Meeting Materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company. The VIF will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

1.

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

2.	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the omnibus incentive plan insofar as they may participate in such plan, as further described below.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only Shareholders of record at the close of business on July 25, 2025 who either attend the Meeting personally or complete, sign and deliver a proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this Information Circular, there were 109,283,007 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, except as follows:

(a)

on March 4, 2020, the Company entered into a board nomination rights agreement (the “123 Nomination Agreement”) with 1191123 B.C. Ltd. (“123 Ltd.”). Henry Heeney, a co-founder, promoter and former president and director of the Company, is the sole director and shareholder of 123 Ltd.; and

(b)

on March 4, 2020, the Company entered into a board nomination rights agreement (the “495 Nomination Agreement”) with 1249495 B.C. Ltd. (“495 Ltd.”). Sean Pi, a co-founder, promoter and current director of the Company, is the sole director and shareholder of 495 Ltd.

Pursuant to the terms of the 123 Nomination Agreement and the 495 Nomination Agreement, each of 123 Ltd. and 495 Ltd. have the right, unless their respective common share ownership interest in the Company fall below five percent (5%), to each put forth two nominees for appointment to the Company’s Board of Directors (the “Board”) at each meeting of Shareholders. To date, these rights have not been exercised.

Other than as set forth below, to the knowledge of the directors and executive officers of the Company, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to the outstanding Common Shares:

Name	Number of Common Shares Held		Percentage of Common Shares Held
Muddy Waters Capital, LLC	18,635,241	(1)	17.1%
Henry Heeney	12,654,800		11.6%

(1)

As to 1,356,970 Common Shares held by Muddy Waters Capital Domino Master Fund LP, as to 3,153,009 Common Shares held by Muddy Waters Capital Global Opportunities Master Fund LP, as to 2,268,946 Common Shares held by Muddy Waters Resources Fund LP and as to 11,856,316 Common Shares held by MWCGOF SPV III LP, all as reported on SEDI.

FINANCIAL STATEMENTS

The audited financial statements of the Company’s financial year ended December 31, 2024, the report of the auditor thereon and the management’s discussion and analysis with respect thereto, will be placed before Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting. Copies of the audited financial statements are available under the Company’s profile on SEDAR+, which can be accessed at www.sedarplus.ca.

ELECTION OF DIRECTORS

At every annual general meeting of the Company, all of the directors of the Company cease to hold office immediately before the election of directors but are eligible for re-election. Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each director elected at the Meeting will hold office until immediately before the election of directors at the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or he or she otherwise ceases to hold office in accordance with the provisions of the BCBCA.

Management Director Nominees

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (for the five preceding years for each nominee), the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at the date of this Information Circular.

Pursuant to the articles of the Company, all of the current directors of the Company cease to hold office immediately before the election of directors by the Shareholders at an annual general meeting of the Company but are eligible for re-election.

Nominee Name, Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment (1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Darren McLean (5)(6) Director, Chairman Ontario, Canada	Director of Research, Dfridge Capital Corp.; Consultant to Muddy Waters Capital, LLC since 2023; Vice President, K2 from 2014 – 2023	Since June 5, 2024	1,503,232

Zach Allwright Director British Columbia, Canada	Vice President - Projects and Evaluations for Faraday Copper Corp. (Lundin Group company)	Since June 20, 2024	Nil

Carson C. Block (4)(6) Director Texas, United States	Founder and Chief Investment Officer of Muddy Waters Capital, LLC since 2010	Since June 5, 2024	18,635,241 (2)

Christine Hsieh (4)(5)(6) Director Laax, Switzerland	General Counsel for Nebari Partners, LLC; Partner, 42 Legal	Since June 20, 2024	27,778

Sean Pi (4)(5)(6) Director Florida, United States	Vice President of New York private equity firm since October 2014	Since June 5, 2024 (3)	8,008,619

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees, or obtained from information available on SEDI.

(2)	These Common Shares are held by various Muddy Waters accounts. See above under “Voting Securities and Principal Holders of Voting Securities”.
(3)	Mr. Pi previously served as a director of the Company from April 8, 2020 to March 27, 2024.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance Committee.

Biographies of Director Nominees

Darren McLean

Mr. Darren McLean is the Director of Research of Dfridge Capital Corp. and acts as a consultant to Muddy Waters. Mr. McLean has over ten years of experience in the mining and natural resources space. Prior to founding Dfridge, Mr. McLean was a vice president at K2, a Canadian investment manager, from 2014 to 2023, where he focused on public and private investments in K2’s mining portfolio. Before K2, Mr. McLean was an analyst at Boswell Capital Corporation, where he specialized in project analysis, corporate advisory, and investment opportunities in the mining sector.

Zach Allwright

Mr. Zach Allwright is a skilled mining professional with 15 years of diversified international experience, specializing in asset optimization and technical evaluations. In his most recent role as Director, North America for Mining Plus Consulting (part of the Byrnecut Group from Australia), he successfully delivered an extensive range of technical studies and asset evaluations in team environments. Notable engagements include the delivery of technical advisory to GT Gold (supporting the subsequent acquisition by Newmont in May 2021), facilitating the mining technical due diligence for Goldcorp culminating in the Newmont/Goldcorp merger in April 2019, leading the transformation of Lac Des Illes mine through the implementation of sub-level caving 2015-2018, and the delivery of various mass mining technical studies for Newcrest. Mr. Allwright (P.Eng) holds a Mining Engineering degree from the Western Australian School of Mines and an MBA from Curtin Graduate School of Business.

Carson C. Block

Mr. Carson C. Block is the founder and Chief Investment Officer of Muddy Waters. Mr. Block began his career in investment banking and equity research prior to moving to Shanghai, China to work as an attorney with the international law firm Jones Day. While at Jones Day, he focused on mergers and acquisitions and foreign direct investment. He subsequently started what is believed to be the first self storage business in Mainland China. Mr. Block started the predecessor activist investment firm to Muddy Waters in 2010. Bloomberg BusinessWeek named Mr. Block One of the 50 Most Influential in Global Finance” in 2011. He obtained his Juris Doctorate with high honors from the Chicago-Kent College of Law and a Bachelor of Science in Business Administration from the University of Southern California.

Christine Hsieh

Ms. Christine Hsieh is an international commercial lawyer with 25 years of global practice experience, including 13 years focusing on resources. In her most recent role, Ms. Hsieh was the General Counsel for Nebari Partners and a Partner at 42 Legal. Previously Ms. Hsieh was the Group General Counsel for Promethiem and the Executive Director – M&A of Eurasian Resources Group where she dealt with legal matters related to mining and infrastructure projects. Additionally, she served as Legal Counsel at Glencore International AG and gained early career experience at various law firms in Texas, Switzerland, Singapore, China and Australia, specializing in the global energy and resources sector. She holds a Bachelor of Arts in Economics from the University of California, Berkeley and a law degree from Georgetown University.

Sean Pi

Mr. Sean Pi, a partner at Heeney Capital, is a co-founder of the Company and previously served as a director since the formation of the Company in 2019 until March 26, 2024. Previously, Mr. Pi was an investment banker at Evercore Partners, primarily covering diversified industrial companies, and started his career with the same coverage at Wells Fargo. Mr. Pi holds a bachelor’s degree in economics from Princeton University and is a Chartered Financial Analyst charterholder.

Management recommends the election of each of the nominees listed above as a director of the Company.

Cease Trade Orders or Bankruptcies

No director of the Company is, as at the date hereof, or has been within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade or similar order that was issued while the director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Other than as described below, no director of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Mr. McLean was a director of Sonco Gaming UK Ltd. (“Sonco”), a private corporation incorporated in the United Kingdom which operated a land-based casino in London, United Kingdom. A liquidator was appointed on July 6, 2022 and Sonco underwent liquidation and voluntary winding-up as a result of restrictions imposed because of COVID-19.

Penalties and Sanctions

No director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a director.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, will be nominated at the Meeting for re-appointment as auditor of the Company to hold office until the next annual general meeting of Shareholders, at a remuneration to be fixed by the directors.

At the Meeting, Shareholders shall be called upon to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company, to hold office until the next annual general meeting of Shareholders, and to authorize the directors to fix their remuneration.

The Board unanimously recommends that the Shareholders vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company, to hold office until the next annual general meeting of Shareholders, and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE DISCLOSURE

The provisions of National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditor, as set forth below.

The Audit Committee’s Charter

The Audit Committee has a charter, a copy of which is attached hereto as Schedule “A”.

Composition of Audit Committee

The following persons are members of the Audit Committee:

Sean Pi	Independent	Financially Literate
Carson Block	Independent	Financially Literate
Christine Hsieh	Independent	Financially Literate

An Audit Committee member is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

An Audit Committee member is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

See Biographies of Director Nominees above, in particular the biographies of each Audit Committee member, for more information concerning each Audit Committee member’s education and experience.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP, Chartered Professional Accountants.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company LLP, Chartered Professional Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company LLP, Chartered Professional Accountants, to the Company to ensure auditor independence. Payments to Davidson & Company LLP, Chartered Professional Accountants, for audit and non-audit services in the years ended December 31, 2024 and December 31, 2023 are outlined in the following table.

Year ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2024	$52,128	Nil	$3,500	$26,093
2023	$59,293	Nil	$3,500	Nil

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

The Company is a “venture issuer” as defined in NI 52-110 and relies on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the company’s shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. The Board reviews executive compensation and recommends stock option grants.

The independent members of the Board are Darren McLean (Chair), Zach Allwright, Carson Block, Sean Pi and Christine Hsieh.

Directorships

None of the directors of the Company are currently serving on boards of directors of other reporting issuers (or equivalent).

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(a)	a Board manual which provides information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

(b)	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

(c)	access to management and technical experts and consultants; and

(d)	information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the Shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Company has established a corporate governance committee (the “Corporate Governance Committee”), comprised of four members: Carson Block (Chair), Christine Hsieh, Darren McLean and Sean Pi.

In fulfilling its oversight responsibilities for the nominations to the Board, the Corporate Governance Committee shall: (i) establish criteria for selecting new directors which shall reflect, among other facts, a candidate’s integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the Board, including its size and structure, the relative strengths and experience of current Board members and principles of diversity; (ii) consider and recruit candidates to fill new positions on the Board; (iii) review any candidate recommended by the Shareholders; (iv) be responsible for conducting appropriate inquiries to establish a candidate’s compliance with the independent and other qualification requirements established by the Corporate Governance Committee; (v) assess the contributions of current directors in connection with the annual recommendation of a slate of nominees and at that time review the criteria for Board candidates in the context of the evaluation process and other perceived needs of the Board; and (vi) recommend the director nominees for election by the Shareholders.

Compensation

Compensation matters are currently determined by the Board upon the recommendation of the Compensation Committee. See “Statement of Executive Compensation—Oversight and Description of Director and Named Executive Officer Compensation.”

Other Board Committees

The Board has no other committees other than the Audit Committee, the Corporate Governance Committee and the Compensation Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

STATEMENT OF EXECUTIVE COMPENSATION

The following compensation information is provided as required under Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

For the purposes of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company for services provided or to be provided, directly or indirectly, to the company; and

“NEO” or “named executive officer” means each of the following individuals:

(a)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)

in respect of the Company the most highly compensated executive officer(s) other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2024, the NEOs of the Company were Darren McLean (Interim CEO), Patrick Evans (Former CEO), Darren Prins (Interim CFO), Justin Byrd (Former CFO) and Richard Klue (VP Technical Services).

Director and Named Executive Officer Compensation

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following compensation table, excluding stock options, provides a summary of the compensation paid by the Company to NEOs and directors during the two most recently completed financial years ended December 31, 2024 and 2023. Stock options are disclosed under the heading “Stock Options and Other Compensation Securities” below.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)		Bonus ($)		Committee or meeting fees ($)	Value of perquisites (1) ($)	Value of all other compensation ($)		Total compensation ($)
Darren McLean(2)(3) Director (Chair), and Former Interim CEO	2024 2023		Nil Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil			Nil Nil
Patrick Evans (4) Former President, CEO and Director	2024 2023	$ $	172,222 300,000	$	Nil 300,000	Nil Nil	Nil Nil	$1,554,472 Nil	(5)	$ $	1,726,694 600,000

Darren Prins (6) Interim CFO and Corporate Secretary	2024 2023		$117,875 Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		$117,875 Nil
Justin Byrd (7) Former CFO and Corporate Secretary	2024 2023	$ $	93,036 161,280	$	Nil 80,640	Nil Nil	Nil Nil	$12,748 Nil	$ $	105,784 241,920
Richard Klue (8) VP Technical Services	2024 2023		$225,778 Nil		Nil Nil	Nil Nil	Nil Nil	$184 Nil		$225,962 Nil
Zach Allwright (9) Director	2024 2023		$13,194 Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		$13,194 Nil
Carson C. Block(3) Director	2024 2023		Nil Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		Nil Nil
Chistine Hsieh (9) Director	2024 2023		$13,194 Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		$13,194 Nil
Sean Pi (10) Director	2024 2023	$ $	11,828 30,000		Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ $	11,828 30,000
Freddy Brick (11) Former Director	2024 2023		Nil Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		Nil Nil
Douglas Carter(12) Former Director	2024 2023	$ $	21,528 30,000		Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ $	21,528 30,000
Anthony Jew (11) Former Director	2024 2023		Nil Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil		Nil Nil
Chistopher Reynolds (12) Former Director	2024 2023	$ $	23,681 35,000		Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ $	23,681 35,000

(1)

“Perquisites” include perquisites provided to a NEO or a director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)	Mr. McLean was succeeded by Mr. Nicholas Campbell as CEO on January 28, 2025.
(3)	Messrs. McLean and Block were appointed as directors of the Company on June 5, 2024.
(4)	Mr. Evans resigned as President, CEO and a director of the Company on May 1, 2024.
(5)	This was a cash payment made to Mr. Evans upon his ceasing to be CEO of the Company. See below under “Employment, Consulting and Management Agreements”.
(6)	Mr. Prins was appointed Interim CFO and Corporate Secretary of the Company effective July 7, 2024.
(7)	Mr. Byrd resigned as CFO and Corporate Secretary of the Company effective July 6, 2024.
(8)	Mr. Klue was appointed Vice President Technical Services of the Company effective April 18, 2024.
(9)	Mr. Allwright and Ms. Hsieh were appointed as directors of the Company on June 20, 2024.
(10)	Mr. Pi resigned as a director of the Company on March 27, 2024, and was reappointed as a director of the Company on June 5, 2024.
(11)	Messrs. Brick and Jew were appointed on June 5, 2024, and resigned as directors of the Company on June 20, 2024.
(12)	Messrs. Carter, Pokrandt and Reynolds resigned as directors of the Company on June 5, 2024.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities granted or issued to each NEO and director by the Company in the most recently completed financial year ended December 31, 2024 for services provided or to be provided, directly or indirectly, to the Company.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date

Darren McLean Director (Chair), and Former Interim CEO	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Patrick Evans Former President, CEO and Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Darren Prins Interim CFO and Corporate Secretary	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Justin Byrd Former CFO and Corporate Secretary	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Richard Klue VP Technical Services	Stock options	100,000	April 17, 2024	2.54	2.54	1.72	April 17, 2029

Zach Allwright Director	Stock options	50,000	June 20, 2024	1.90	2.00	1.72	June 19, 2029

Carson C. Block Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Chistine Hsieh Director	Stock options	50,000	June 20, 2024	1.90	2.00	1.72	June 19, 2029

Sean Pi Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Freddy Brick Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Douglas Carter Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Anthony Jew Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Harry Pokrandt Former Director (Chair)	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Chistopher Reynolds Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by any of the NEOs or directors of the Company during the financial year ended December 31, 2024.

Stock Options and Other Incentive Plans

The Company has adopted a stock option plan (the “Option Plan”) which was last approved, as amended, by Shareholders at the Company’s annual general and special meeting held on June 5, 2024. The Option Plan is a “rolling up to 10%” plan under the rules of the TSX Venture Exchange (the “TSXV”) and, therefore, is required to be re-approved by Shareholders at the Meeting. The Company is instead seeking approval by Shareholders of a new omnibus incentive plan which covers stock options, restricted share units and deferred share units. See “Particulars of Matters to be Acted Upon – Approval of New Omnibus Incentive Plan.” A summary of the Option Plan is provided below and is qualified in its entirety by the full text of the Option Plan which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Capitalized but undefined terms used below have the meaning ascribed to such terms in the Option Plan.

The Option Plan provides that the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant to Service Providers non-assignable and non-transferable Options, provided that the total number of Common Shares reserved for issuance under the Option Plan at any point in time is no more than 10% of the outstanding Common Shares at the time such Common Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under share options granted under Share Compensation Arrangements other than the Option Plan, unless the Option Plan is amended pursuant to the requirements of the TSXV Policies.

Additionally, pursuant to the Plan, the following restrictions on issuances of the Options are applicable:

(a)

no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the number of issued and outstanding Common Shares of the Company at the time of grant, unless the Company has obtained Disinterested Shareholder Approval to do so;

(b)

the aggregate number of Options granted to all Service Providers conducting Investor Relations Activities in any 12-month period cannot exceed 2% of the number of issued and outstanding Common Shares of the Company at the time of grant without the prior consent of the TSXV; and

(c)

the aggregate number of Options granted to any one consultant in any 12-month period cannot exceed 2% of the number of issued and outstanding Common Shares of the Company at the time of grant without the prior consent of the TSXV.

The amount payable per Common Share on the exercise of an Option will be set by the Board at the time that such Option is granted under the Option Plan, and this amount cannot be less than the Discounted Market Price, as further described in the Option Plan. The Options will be exercisable for a maximum term of 10 years from the date of grant thereof by the Board. In the event an Option granted under the Option Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Common Shares that were issuable to a Service Provider upon the exercise of an Option will be returned to the Option Plan and will be eligible for re-issuance.

The Options are non-assignable and non-transferable. As such, they will be exercisable only by the Optionee to whom they are granted. If the Optionee has left their employ/office or has been advised by the Company that their services are no longer required or that their service contract has expired, such Optionee may exercise their Options until the term applicable to such Option expires, except as follows:

(a)

in the case of the death of an Optionee, any vested Options held by him/her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Options;

(b)

an Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to the expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or ceased to provide services to the Company; and

(c)

in the case of an Optionee being dismissed from employment or the provision of services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal or termination, will immediately be cancelled without the right to exercise such Options.

Options granted to Consultants will be subject to the four-month TSXV hold period and that the automatic extension to the expiry date of an Option following a blackout period will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company’s securities.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by the NEOs or the directors. There are no agreements or arrangements that provide for compensation to the NEOs or the directors, or that provide for payments to a NEO or a director upon a change of control in the Company or a change in the NEO’s or the director’s responsibilities, other than as set out below.

During the financial year ended December 31, 2024, as a result of the reconstitution of the Board, a cash payment of $1.5 million was made to Patrick Evans, the former CEO of the Company. Later in the year, the Company filed a claim against Patrick Evans for reimbursement of the $1.5 million cash payment, plus damages and costs. The outcome of this claim is not determinable as of the date hereof.

Each of the employment agreements include provisions concerning termination for cause, without cause and in the event of a change of control. For the purposes of these employment agreement, a change of control is defined as (each, a “Change of Control”):

•	the sale of all or substantially all of the assets of the Company;

•	any merger, consolidation or acquisition of the Company by or into another corporation, entity or person;

•	the acquisition by any person or persons acting together of sufficient voting rights to affect the control of the Company;

•	any change in ownership of fifty percent (50%) or more of the voting capital stock of the Company; or

•	a change in the composition of the Board that results in the current directors of the Board constituting less than a majority of the members of the Board.

Darren Prins, Interim Chief Financial Officer

The Company is party to an agreement (the “Invictus Agreement”) with Invictus Accounting Group LLP (“Invictus”), an entity partially owned and controlled by Darren Prins, the Interim Chief Financial Officer of the Company. Pursuant to the terms of the Invictus Agreement, the Company pays Invictus an estimated annual base salary of $180,000, payable in monthly instalments. Invictus may terminate the Invictus Agreement at any time by providing the Company with 90 days’ written notice, noting that the notice period may be shortened as mutually agreed.

Richard Klue, Vice President Technical Services

The Company is party to an employment agreement (the “Klue Employment Agreement”) with Richard Klue, the Vice President Technical Services of the Company, dated April 17, 2024. Pursuant to the terms of the Klue Employment Agreement, the Company pays Mr. Klue an annual base salary of $320,000 (the “Vice President Technical Services Base Salary”), payable in monthly instalments. Based on performance criteria agreed to between the Company and Mr. Klue, Mr. Klue may earn an annual bonus of up to 50% of the Vice President Technical Services Base Salary.

Mr. Klue may terminate the Klue Employment Agreement at any time by providing the Company with 30 days’ written notice. In the event the Company terminates Mr. Klue for any reason other than cause, Mr. Klue is entitled to severance equal to 18 months of the Vice President Technical Services Base Salary, including medical and dental insurance for 12 months following termination. If Mr. Klue is terminated for cause, he is not entitled to any severance other than as required by law. In the event the Company undergoes a Change of Control, Mr. Klue may elect to terminate the Klue Employment Agreement and he is entitled to an amount equal to 12 months of the Vice President Technical Services Base Salary, including medical and dental insurance for 12 months.

Payments in Connection with Change of Control Payments

The following tables discloses estimated incremental payments following termination without cause and in connection with a Change of Control for Mr. Klue, the only NEO entitled to such payments at year end, assuming that the triggering event took place on December 31, 2024.

Termination Without Cause

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Richard Klue Vice President, Technical Services	480,000	—	5,112	485,112

Termination in Connection with Change of Control

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Richard Klue Vice President, Technical Services	320,000	—	5,112	325,112

Oversight and Description of Director and Named Executive Officer Compensation

The Company has established a compensation committee (the “Compensation Committee”) which makes recommendations to the Board regarding compensation to be paid or awarded to the NEOs and the directors. In making its recommendations, the Compensation Committee considers the Company’s size and stage of development, and ensures that compensation reflects the need to provide incentive and compensation for the time and effort expended by the NEOs, while taking into account the financial and other resources of the Company, as well as increasing shareholder value. The Company is a public junior mineral exploration company without revenue and therefore certain compensation factors were considered and not included within the compensation structure and philosophy. Some of the factors not considered were target share ownership guidelines, pension plans, specific target weightings and percentage of compensation at risk.

The Company’s executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in the Option Plan. In making determinations regarding the various elements of executive compensation, the Company will seek to meet the following requirements:

•	incentivize extraordinary performance from key personnel;

•	attract, retain and motivate talented executives; and

•	align the interests of NEOs with the interests of the Shareholders.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

The Compensation Committee consists of three members: Sean Pi (Chair), Christine Hsieh and Darren McLean. Each of the Compensation Committee members are considered independent pursuant to NI 52-110. Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of having differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses Options to purchase Common Shares outstanding pursuant to the Option Plan and Common Shares remaining available for issue upon exercise of Options to be granted pursuant to the Option Plan as at December 31, 2024.

	Number of securities to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - the Option Plan	1,623,000	1.67	9,305,301
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,623,000	1.67	9,305,301

(1)	Based on 109,283,007 Common Shares issued and outstanding as at December 31, 2024.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed financial year ended December 31, 2024 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company during the financial year ended December 31, 2024, or as at the date hereof.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of New Omnibus Incentive Plan

The Company currently has the Option Plan which is described in more detail, including the material terms of the Option Plan, above under “Statement of Executive Compensation – Stock Options and Other Incentive Plans.”

To comply with the TSXV policies regarding “rolling up to 10%” plans, the Option Plan must be re-approved annually by the Shareholders. At the Meeting, instead of re-approving the Option Plan, Shareholders will be asked to approve an omnibus incentive plan (the “Omnibus Incentive Plan”) to replace the Option Plan.

The Company wishes to establish the Omnibus Incentive Plan for directors, officers, employees and consultants (the “Eligible Participants”). The purpose is to permit the Company to grant stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (collectively, “Awards”) to Eligible Participants who share responsibility for the management, growth and protection of the business, and to provide an incentive to such Eligible Participants to continue their services for the Company and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its success, image, reputation or activities.

The Omnibus Incentive Plan allows the Company to grant Awards to Eligible Participants (the “Participants”) as incentives to continue to provide services to the Company, as a reward for their performance and to attract and retain the talent required to fulfill the Company’s business plan and strategic direction.

A copy of the Omnibus Incentive Plan, which has been conditionally accepted by the TSXV, subject to Shareholder approval at the Meeting, is attached to this Information Circular as Schedule “B”. The following summary of the Omnibus Incentive Plan is qualified in its entirety by the terms of the Omnibus Incentive Plan.

A.	Summary of the Omnibus Incentive Plan

The Omnibus Incentive Plan will be administered by the Board or, if the Board so determines, by a committee appointed by the Board.

Common Shares Subject to the Omnibus Incentive Plan

The maximum number of Common Shares issuable at any time pursuant to outstanding Awards under the Omnibus Incentive Plan will be 10% of the issued and outstanding Common Shares at the date of the Award.

The maximum number of Common Shares issuable to Eligible Participants who are insiders (as a group) at any time, pursuant to the Omnibus Incentive Plan and any other Share Compensation Arrangements (as defined in the Omnibus Incentive Plan) of the Company, shall not exceed 10% of the total number of Common Shares then outstanding, calculated as at the date any share compensation is granted or issued to any insider. The maximum number of Common Shares issued to insiders, within any one-year period, pursuant to the Omnibus Incentive Plan and any other Share Compensation Arrangements of the Company shall not exceed 10% of the total number of Common Shares outstanding at any point in time.

In no event can an issuance of Awards, when combined with any grants made pursuant to any other Share Compensation Arrangements, result in:

a)

any one person in a 12 month period being granted such number of Common Shares issuable under Awards equaling or exceeding 5% of the issued Common Shares (unless the Company has obtained the requisite disinterested shareholder approval); and

b)	any one consultant in a 12 month period being granted such number of Common Shares issuable under Awards equaling or exceeding 2% of the issued Common Shares;

in each case measured as of the date of grant of an Award.

Vesting Provisions

No Awards, other than Options, may vest before the date that is one year following the date the Award is granted or issued, provided that the requirement may be accelerated when the Participant has died or has ceased to be an Eligible Participant in connection with a change of control, take-over-bid, reverse take-over or similar transaction.

Investor Relations Service Providers

So long as the Company is subject to TSXV requirements, no Awards, other than Options, may be issued to any Investor Relations Service Provider (within the meaning of TSXV Policy 4.4). Options that are granted to Investor Relations Service Providers must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSXV.

B.	Options

Prior Plan

The Omnibus Incentive Plan supersedes and replaces the Option Plan which is terminated and of no force or effect as of the effective date of the Omnibus Incentive Plan. All securities granted under the Option Plan shall continue to exist and shall remain outstanding in accordance with their terms.

Option Price

The option price (the “Option Price”) shall be determined by the Board but shall not be less than the volume weighted average trading price of the Common Shares on the TSXV for the five trading days immediately preceding the relevant time as it relates to an Award, provided that it is not less than the “Discounted Market Price” (within the meaning of the policies of the TSXV), in which case it shall be the Discounted Market Price; or (ii) if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board (the “Market Value”), at the time of the grant.

Option Term

The Board shall determine the period during which the Option is exercisable, which shall not be more than 10 years from the date the Option was granted, giving effect to any Black-Out Period (as defined in the Omnibus Incentive Plan).

Exercise of Options

Prior to expiration or earlier termination in accordance with the Omnibus Incentive Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the Board may determine in its discretion at the time of the grant.

Subject to the rules and policies of the TSXV, the Board may, in its discretion and at any time, determine to grant a Participant the right, when entitled to exercise Options, to deal with such Options on a “cashless exercise” basis (the “Cashless Exercise Right”). The Board may determine in its discretion that such Cashless Exercise Right, if any, grants a Participant the right to exercise such Options by notice in writing to the Company and receive, without payment of any cash other than pursuant to tax withholdings, that number of Common Shares, disregarding fractions, that is equal to the quotient obtained by dividing:

(a)

the product of the number of Options being exercised multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price; by

(b)	the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right.

Option Agreements

Options shall be evidenced by an Option Agreement (as defined in the Omnibus Incentive Plan) in a form that is not inconsistent with the Omnibus Incentive Plan as the Board may determine from time to time.

C.	Restricted Share Units

An RSU is an Award that entitles the Participant to acquire Common Shares as determined by the Board, or to receive the cash equivalent or combination of Common Shares and cash equivalent, pursuant to such restrictions and conditions as the Board determines at the time of the grant.

The Board shall designate the Eligible Participants who may receive RSUs, fix the number of RSUs to be granted and determine the relevant conditions, vesting provisions and restrictive period of such RSUs, provided that the restricted period is no longer than three years from the date of the grant.

Each RSU will entitle the Participant to receive one Common Share or the cash equivalent, provided that relevant conditions and vesting provisions have been met.

All unvested RSUs shall be cancelled no later than the last day of the restricted period.

RSUs shall be evidenced by an RSU Agreement (as defined in the Omnibus Incentive Plan) in such form not inconsistent with the Omnibus Incentive Plan as the Board may determine from time to time.

D.	Deferred Share Units

A DSU is an Award attributable to a Participant’s duties as a director of the Company and that, upon settlement, entitles the Participant to receive such number of Common Shares as determined by the Board, or receive the cash equivalent or combination thereof, and is payable after termination of service by the Participant.

The Board shall, from time to time by resolution, in its discretion, designate the Participants who may receive DSUs, fix the number of DSUs to be granted and fix the date or dates on which such DSUs shall be granted, subject to terms and conditions in the Omnibus Incentive Plan. Each DSU awarded will entitle the Participant to receive one Common Share or the cash equivalent.

Subject to the Board determining otherwise, each Participant may elect to receive in DSUs any portion of their annual base compensation by completing and delivering a written election to the Company on or before the 5th day of November of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of the election. All DSUs granted will be credited to the Participant’s account. The number of DSUs are determined by dividing the dollar amount of the compensation payable in DSUs on the grant date by the Market Value.

A Participant may receive their Common Shares, or cash equivalent, or combination thereof, upon their Termination of Service (as defined in the Omnibus Incentive Plan) by filing a redemption notice. Payment will be made as soon as reasonably possible following the filing date of the notice.

For determining the cash equivalent of DSUs, such calculation will be made on the filing date based on the Market Value multiplied by the number of vested DSUs in the Participant’s account.

DSUs shall be evidenced by a DSU Agreement (as defined in the Omnibus Incentive Plan) in such form not inconsistent with the Omnibus Incentive Plan as the Board may determine of time to time.

E.	General Provisions

The Omnibus Incentive Plan includes general conditions regarding termination with or without cause, resignation, retirement, disability and death of the Participants; adjustments to price or number of Common Shares; Board powers in the event of a change of control; amendments to or discontinuance of the Omnibus Incentive Plan; tax withholding; clawbacks and reorganization of the Company.

Amendment or Discontinuance of the Omnibus Incentive Plan

The Board may suspend or terminate the Omnibus Incentive Plan at any time. The Board may also, in its discretion and without approval of the Shareholders, make the following types of amendments to the Omnibus Incentive Plan or any Award, subject to any regulatory or TSXV requirement at the time of such amendment: (a) amendments of a “housekeeping” nature, including any amendment that is necessary to (i) clarify an existing provision of the Omnibus Incentive Plan, (ii) correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, (iii) comply with applicable law or the requirements of the TSXV or any other regulatory body; or (iv) correct any grammatical or typographical errors in the Omnibus Incentive Plan; and (b) amendments regarding the administration of the Omnibus Incentive Plan.

With approval of the Shareholders (including disinterested shareholder approval, as applicable), the Board may amend the Omnibus Incentive Plan, including amendments to the provisions of the Omnibus Incentive Plan that:

(a)	amend the definition of an Eligible Participant under the Omnibus Incentive Plan;

(b)

increase the maximum number of Common Shares issuable under the Omnibus Incentive Plan (either as a fixed number or fixed percentage of the Outstanding Issue (as defined in the Omnibus Incentive Plan), except in the event of an adjustment;

(c)

increase the maximum number of Common Shares that may be (i) issuable to insiders at any time, or (ii) issued to insiders under the Omnibus Incentive Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in the event of an adjustment;

(d)	amend the method for determining the Option Price;

(e)	extend the maximum term of any Award;

(f)	amend the expiry and termination provisions applicable to an Award; and

(g)	amend the amendment provisions of the Omnibus Incentive Plan.

Subject to the Common Shares being listed on the TSXV, any shareholder approval required for (a) any extension to the Option Term (as defined in the Omnibus Incentive Plan) or decrease in the Option Price for Options granted to individuals who are insiders at the time of the proposed amendment, or (b) any amendment that could result in the limits of share issuances to insiders and of the TSXV Share Limits (as defined in the Omnibus Incentive Plan) being exceeded, will require disinterested shareholder approval.

Shareholder Approval

The TSXV requires that the Omnibus Incentive Plan be approved by Shareholders. Accordingly, the Shareholders will be asked to consider, and if thought fit, pass the following ordinary resolution to approve the Omnibus Incentive Plan:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Company’s Omnibus Incentive Plan, approved by the directors on August 1, 2025, is approved, including the reserving for issuance under the Omnibus Incentive Plan at any time of a maximum of 10% of the issued and outstanding common shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2.	The Company be authorized to abandon or terminate all or any part of the Omnibus Incentive Plan if the directors of the Company deem it appropriate and in the best interests of the Company to do so;

3.	The Company is hereby authorized to grant Options, Restricted Share Units and Deferred Share Units subject to the terms and conditions of the Omnibus Incentive Plan; and

4.

Any one or more of the directors and officers of the Company be authorized and directed to perform all such act, deeds and things and execute all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution.”

The Board recommends that Shareholders vote FOR the approval of the Omnibus Incentive Plan.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2024 and the related management’s discussion and analyses (the “Financial Statements”). The Financial Statements will be placed before the Meeting.

Additional information relating to the Company and a copy of the Financial Statements may be obtained under the Company’s SEDAR+ profile at www.sedarplus.ca or upon request from the Company at 489 MacDougall Street, Matheson, Ontario P0K 1N0, Telephone No.: 1-800-342-6705. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, as of this 1st day of August 2025.

BY ORDER OF THE BOARD

(signed) “Darren McLean”

Darren McLean

Chairman of the Board of Directors

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

MAYFAIR GOLD CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

1. PURPOSE AND PRIMARY RESPONSIBILITY

1.1 This charter sets out the Audit Committee’s (the “Committee”) purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of the Company, annual evaluation and compliance with this charter.

1.2 The primary responsibility of the Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Committee should exercise continuous oversight of developments in these areas.

2. MEMBERSHIP

2.1 The Committee will consist of at least three members, all of whom must be directors of the Company and whom shall be financially literate, provided that a Committee member who is not financially literate may be appointed to the Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Committee will consist of at least three members, all of whom shall meet the experience, financial literacy, and independence requirements of such exchange and of National Instrument 52- 110 – Audit Committees.

2.2 The members of the Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Committee) by the Board. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be a director.

2.3 The chairperson (the “Chair”) of the Committee will be appointed by the Board.

2.4 A majority of the members of the Committee must not be officers, employees or control persons of the Company or any of its associates or affiliates.

3. AUTHORITY

3.1 In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)

engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

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4. DUTIES AND RESPONSIBILITIES

4.1	The duties and responsibilities of the Committee include:

(a)	recommending to the Board the external auditor to be nominated by the Board;

(b)	recommending to the Board the compensation of the external auditor to be paid by the Company in connection with:

(i)	preparing and issuing the audit report on the Company’s financial statements, and

(ii)	performing other audit, review or attestation services;

(c)

reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Committee);

(d)	overseeing the work of the external auditor;

(e)

ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)

ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)

reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with International Financial Reporting Standards and the MD&A is in compliance with appropriate regulatory requirements;

(i)

reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation, including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company;

(j)

reviewing and discussing with management and the external auditor the external auditor’s written communications to the Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)	reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(l)

reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

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(m)

satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(n)

overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(o)	reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(p)

reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(q)

satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system (including any significant instances of non-compliance with such system), in order to satisfy itself that such system may be reasonably relied upon;

(r)	resolving disputes between management and the external auditor regarding financial reporting;

(s)	as necessary or required, establishing procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(t)

as necessary or required, reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(u)	pre-approving all non-audit services to be provided to the Company by the Company’s external auditor;

(v)	overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Committee activities;

(w)	as necessary or required, establishing procedures for:

(i) reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)

reviewing activities, organizational structure, and qualifications of the chief financial officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)

obtaining reasonable assurance as to the integrity of the chief executive officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)	reviewing fraud prevention policies and programs, and monitoring their implementation; and

(v)

reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)	tax and financial reporting laws and regulations;

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(B)	legal withholding requirements;

(C)	environmental protection laws and regulations; and

(D)	other laws and regulations which expose directors to liability.

4.2 A regular part of Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Committee will regularly canvass the Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Committee on a timely basis.

4.3 On an annual basis the Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Committee charter to the Board for its approval.

5. MEETINGS

5.1 The quorum for a meeting of the Committee is a majority of the members of the Committee.

5.2 The Chair of the Committee shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3 The Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4 The Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5 The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.

5.6 Each of the Chair of the Committee, members of the Committee, Chairperson of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6. REPORTS

6.1 The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

6.2 The Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7. MINUTES

7.1 The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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SCHEDULE “B”

OMNIBUS INCENTIVE PLAN

MAYFAIR GOLD CORP.

(the “Company”)

Mayfair Gold Corp. (the “Company”) hereby establishes an omnibus incentive plan for directors, officers, key employees and Consultants (as defined herein) of the Company and any of its Subsidiaries (as defined herein).

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Account” means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

“Affiliate” has the meaning ascribed thereto in TSXV Policy 1.1;

“Annual Base Compensation” means an annual compensation amount payable to directors and officers, as established from time to time by the Board;

“Award” means any of an Option, DSU or RSU granted to a Participant pursuant to the terms of this Plan;

“Black-Out Period” means a formally imposed period of time when, pursuant to any internal trading policies of the Company (including the Company’s insider trading policy), securities of the Company may not be traded by certain Persons designated by the Company as a result of the bona fide existence of undisclosed material information;

“Board” has the meaning ascribed thereto in Section 2.2(1);

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario or Vancouver, British Columbia for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date or the Filing Date, as applicable;

“Cashless Exercise Right” has the meaning ascribed thereto in Section 3.6(3);

“Cause” has the meaning ascribed thereto in Section 6.2(1);

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)

if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors;

(ii)

any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any Affiliate (other than a wholly-owned Subsidiary or in connection with a reorganization of the Company) or any one or more directors thereof hereafter beneficially owns, directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii)

the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned Subsidiary or in connection with a reorganization of the Company);

(iv)

the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned Subsidiary or a reorganization of the Company); or

(v)	any sale, lease, exchange or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For purposes of this definition of “Change of Control”, the terms jointly or in concert, beneficial ownership and voting securities shall have the respective meanings given to those terms in National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) and the number of securities outstanding shall be determined in accordance with NI 62-104;

“Company” means Mayfair Gold Corp., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

“Consultant” means, in relation to the Company, an individual (other than a director, officer or employee of the Company or of any of its Subsidiaries) or corporation that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to any of its Subsidiaries, other than services provided in relation to a Distribution (as such term is defined in TSXV Policy 1.1); (b) provides the services under a written contract between the Company or any of its Subsidiaries and the individual or the corporation, as the case may be; and (c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or of any of its Subsidiaries;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

“Dividend Equivalent” means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

“DSU” or “Deferred Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof upon Termination of Service, as provided in Article 5 and subject to the terms and conditions of this Plan;

“DSU Agreement” means a document evidencing the grant of DSUs and the terms and conditions thereof;

“DSU Settlement Amount” means the amount of Shares, Cash Equivalent or combination thereof, calculated in accordance with Section 5.6, to be paid to settle a DSU Award after the Filing Date;

“Effective Date” means the effective date of this Plan as provided in Section 8.11;

“Eligibility Date” means the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

“Eligible Participants” means any director, officer, employee or Consultant of the Company or any of its Subsidiaries, but for the purposes of Article 5, this definition shall be limited to directors of the Company;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Filing Date” has the meaning set out in Section 5.5(1), as applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

“Incentive Stock Option” or “ISO” means an Option that is granted to a U.S. Participant, as described in 0;

“Insider” has the meaning ascribed thereto in TSXV Policy 1.1;

“Market Value” means at any date when the market value of Shares is to be determined, (i) if the Shares are listed on a Stock Exchange, the volume weighted average trading price of the Shares on such Stock Exchange for the five trading days immediately preceding the relevant time as it relates to an Award, provided that it is not less than the “Discounted Market Price” (within the meaning of the policies of the TSX Venture Exchange), in which case it shall be the Discounted Market Price; or (ii) if the Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all Persons;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof, and includes an ISO;

“Option Agreement” means a document evidencing the grant of Options and the terms and conditions thereof;

“Option Price” has the meaning ascribed thereto in Section 3.2;

“Option Term” has the meaning ascribed thereto in Section 3.4;

“Outstanding Issue” means the number of Shares that are issued and outstanding, on a non-diluted basis;

“Participants” means Eligible Participants that are granted Awards under this Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Incentive Plan, including any amendments or supplements hereto made after the Effective Date;

“Prior Plan” means the stock option plan of the Company in effect immediately prior to the Effective Date;

“Restricted Period” means the period determined by the Board pursuant to Section 4.3;

“RSU” or “Restricted Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 and subject to the terms and conditions of this Plan;

“RSU Agreement” means a document evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning ascribed thereto in Section 4.5(1);

“RSU Vesting Determination Date” has the meaning ascribed thereto in Section 4.4;

“Shares” means the common shares in the share capital of the Company;

“Share Compensation Arrangement” means a stock option, stock option plan, deferred share unit, deferred share unit plan, restricted share unit, restricted share unit plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers, Insiders or Consultants, including a share purchase from treasury by an employee, director, officer, Insider or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise provided, however, that any such arrangements that do not involve the issuance from treasury or potential issuance from treasury of Shares are not “Share Compensation Arrangements” for the purposes of this Plan;

“Stock Exchange” means the TSX Venture Exchange (or any other stock exchange on which the Shares are then listed and trading, if the Shares are not listed and trading on the TSX Venture Exchange as designated by the Board from time to time);

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination” means that a Participant has ceased to be an Eligible Participant, including for greater certainty, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by, or otherwise have a service relationship with, the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant has ceased to be a director of the Company or any of its Subsidiaries;

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, officer, employee or Consultant of the Company or any of its Subsidiaries, and (ii) in the event of the termination of the Participant’s employment, or position as an officer of the Company or any of its Subsidiaries, or as a Consultant of the Company or any of its Subsidiaries, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be, and, for greater certainty, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Termination Date pursuant to the terms of the Participant’s employment or services agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet minimum standards prescribed by the applicable employment standards legislation;

“Termination of Service” means that a Participant has ceased to be an Eligible Participant, and for greater certainty, for those Eligible Participants who are not solely directors of the Company, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by, or has ceased providing ongoing services as a Consultant to, the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant ceases to be a director of the Company or any of its Subsidiaries;

“TSXV Policy 1.1” means Policy 1.1 – Interpretation of the TSX Venture Exchange;

“TSXV Policy 4.4” means Policy 4.4 – Security Based Compensation of the TSX Venture Exchange;

“TSXV Share Limits” means: (i) the maximum number of Shares issuable to any one Participant under Awards in any 12-month period shall not exceed 5% of the Outstanding Issue (unless requisite disinterested shareholder approval has been obtained to exceed); (ii) the maximum number of Shares issuable to any one Consultant in any 12-month period shall not exceed 2% of the Outstanding Issue; and (iii) Investor Relations Service Providers (within the meaning of TSXV Policy 4.4) (A) may only be granted Options under an Award, (B) the maximum number of Shares issuable to all Investor Relations Service Providers under any Options awarded shall not exceed 2% of the Outstanding Issue in any 12-month period, in each case measured as of the date of grant of an Award, and (C) may not be granted a Cashless Exercise Right;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Participant” means any Participant who, at any time during the period from the date an Award is granted to the date such award is exercised, redeemed or otherwise paid to the Participant, is subject to income taxation in the United States on the income received for services provided to the Company or a Subsidiary and who is not otherwise exempt from United States income taxation under the relevant provisions of the U.S. Tax Code or the Canada-U.S. Income Tax Convention, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Section 1.2 Interpretation.

(1)

Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(2)	The division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4)

The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5)	Unless otherwise specified in a Participant’s Grant Agreement, all references to money amounts are to Canadian currency.

(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.

(7)

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THIS PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of this Plan.

The purpose of this Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b)

to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)	to reward Participants for their performance of services while working for the Company or a Subsidiary; and

(d)	to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of this Plan.

(1)

This Plan shall be administered and interpreted by the board of directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee appointed by the Board. If such committee is appointed for this purpose, all references to the “Board” herein will be deemed references to such committee. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

(2)

Subject to Article 7 and any applicable rules of the Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of this Plan and/or to address tax or other requirements of any applicable jurisdiction.

(3)

Subject to the provisions of this Plan, the Board is authorized, in its discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of this Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board’s discretion. The interpretation, administration, construction and application of this Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Company, its Subsidiaries and all Eligible Participants.

(4)

No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan or any Award granted hereunder. Members of the Board and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(5)

This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater certainty, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1)

The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under this Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to this Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with such Participant’s own tax advisors.

(2)

Participants (and their legal representatives) shall have no legal or equitable right, claim or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or the Participant’s estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

(3)

Unless otherwise determined by the Board and subject to Policy 4.4 of the TSX Venture Exchange, the Company shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.

(4)

The Board may require that any Eligible Participant in this Plan provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable U.S. state securities laws.

(5)

In connection with an Award to be granted to any Eligible Participant, it shall be the responsibility of such person and the Company to confirm that such person is a bona fide Eligible Participant for the purposes of participation under this Plan.

Section 2.4 Shares Subject to this Plan.

(1)	Subject to adjustment pursuant to Article 7, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares from treasury.

(2)	The maximum number of Shares issuable at any time pursuant to outstanding Awards under this Plan shall be 10% of the Outstanding Issue, as measured as at the date of any Award grant.

(3)

No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted maximum numbers of Shares reserved for issuance pursuant to the settlement of Awards.

(4)

This Plan includes an “evergreen” stock option plan, as Shares covered by Options which have been exercised or settled, as applicable, and Options which have expired or are forfeited, surrendered, cancelled or otherwise terminated or lapsed for any reason without having been exercised, will be available for subsequent grants under this Plan and the number of Options that may be granted under this Plan increases if the total number of issued and outstanding Shares increases. Shares will not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash.

Section 2.5 Limits with Respect to other Share Compensation Arrangements, Insiders, Individual Limits and Annual Grant Limits.

(1)	The maximum number of Shares issuable pursuant to this Plan and any other Share Compensation Arrangement shall not exceed the limits set out in Section 2.4(2).

(2)

The maximum number of Shares issuable to Eligible Participants who are Insiders (as a group), at any time, under this Plan and any other Share Compensation Arrangement, shall not exceed 10% of the Outstanding Issue at any point in time.

(3)

The maximum number of Shares issuable to Eligible Participants who are Insiders (as a group), within any one-year period, under this Plan and any other Share Compensation Arrangement, shall not exceed 10% of the Outstanding Issue, calculated as at the date any Share Compensation is granted or issued to any Insider.

(4)

Subject to the policies of the Stock Exchange, any Shares issued or Awards granted pursuant to this Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be included for the purposes of the limits set out in Section 2.5(2) and Section 2.5(3).

(5)

Subject to the policies of the Stock Exchange, in the event of the death of a Participant, the legal representative, liquidator, executor or administrator, as the case may be, of the estate of the Participant is not entitled to make a claim in respect of an Award granted to such Participant after the first anniversary of the death of such Participant.

(6)

The TSXV Share Limits shall apply to the Shares issued or issuable under any Award granted under this Plan and any other Share Compensation Arrangement, subject to the Shares being listed for trading on the TSX Venture Exchange.

Section 2.6 Granting of Awards.

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

Section 2.7 TSX Venture Exchange Vesting Restrictions.

While the Shares are listed for trading on the TSX Venture Exchange:

(a)

no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be an Eligible Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction;

(b)

any Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSX Venture Exchange; and

(c)	there can be no acceleration of the vesting requirements applicable to Option grants to an Investor Relations Service Provider without the prior written approval of the TSX Venture Exchange.

Section 2.8 Relationship with the Prior Plan.

This Plan supersedes and replaces the Prior Plan, which is terminated and of no force or effect as of the Effective Date. All securities granted under the Prior Plan shall continue to exist and shall remain outstanding in accordance with their terms, provided that from the Effective Date, such securities shall be governed by this Plan.

ARTICLE 3

OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive Options under this Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of the Stock Exchange.

Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1)

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten years from the date the Option is granted (the “Option Term”).

(2)

Should the expiration date for an Option fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under this Plan.

Section 3.5 Exercise of Options.

Prior to its expiration or earlier termination in accordance with this Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with any insider trading policies implemented by the Company.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)

Subject to the provisions of this Plan, an Option granted under this Plan shall be exercisable (from time to time as provided in Section 3.5) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its head office as designated on SEDAR to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 8.2, the amount necessary to satisfy any taxes.

(2)

Upon exercise, the Company shall, as soon as practicable after such exercise but no later than ten Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a)

deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)

in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

(3)

Subject to the rules and policies of the Stock Exchange (including the TSXV Share Limits, as applicable), the Board may, in its discretion and at any time, determine to grant a Participant the right, when entitled to exercise Options, to deal with such Options on a “cashless exercise” basis (the “Cashless Exercise Right”). The Board may determine in its discretion that such Cashless Exercise Right, if any, grants a Participant the right to exercise such Options by notice in writing to the Company and receive, without payment of any cash other than pursuant to Section 8.2, that number of Shares, disregarding fractions, that is equal to the quotient obtained by dividing:

(a)

the product of the number of Options being exercised multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price; by

(b)	the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right.

(4)	In the event the Board grants and the Participant exercises Options pursuant to a Cashless Exercise Right:

(a)	the Company shall make an election pursuant to subsection 110(1.1) of the Tax Act; and

(b)

the number of Options exercised, and not the number of Shares issued by the Company pursuant to such Cashless Exercise Right shall be included in calculating the limitation in Sections 2.4 and 2.5 and the TSXV Share Limits, as applicable.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with this Plan as the Board may from time to time determine. The Option Agreement may contain any such terms that the Company considers necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 3.8 Incentive Stock Options.

(1)

ISOs are available only for Participants who are employees of the Company, or a “parent corporation” or “subsidiary corporation” (as such terms are defined in Section 424(e) and (f) of the U.S. Tax Code), on the date the Option is granted. In addition, a Participant who holds an ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for up to three months, after which the Option will no longer qualify as an ISO, except as provided in this Section 1.1(1). A Participant’s employment will be deemed to continue during any period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three months, or the Participant’s return to employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for up to one year, and if the termination is due to death, the ISO status may continue for the balance of the Option’s term. Nothing in this Section 1.1(1) will be deemed to extend the original expiry date of an Option.

(2)

A Participant who owns, or is deemed to own, pursuant to Section 424(e) of the U.S. Tax Code, Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company may not be granted an Option that is an ISO unless the Option Price is at least 110% of the Market Value of the Shares, as of the date of the grant, and the Option is not exercisable after the expiration of five years from the date of grant.

(3)

To the extent the aggregate Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any affiliates) exceeds One Hundred Thousand United States Dollars (US$100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable Option Agreement.

ARTICLE 4

RESTRICTED SHARE UNITS

Section 4.1 Nature of RSUs.

A “Restricted Share Unit” (or “RSU”) is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient Participant to acquire Shares as determined by the Board or to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria. Unless otherwise determined by the Board in its discretion, the Award of an RSU is considered a bonus for services rendered in the calendar year in which the Award is made or as an incentive for future services rendered to the Company or its Subsidiaries.

Section 4.2 RSU Awards.

(1)

The Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive RSUs under this Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restricted Period of such RSUs, (provided, however, that no such Restricted Period shall exceed the three years referenced in Section 4.3), and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)

Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each vested RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met no later than the last day of the Restricted Period. For greater certainty, RSUs that are subject to Performance Criteria may not become fully vested by the last day of the Restricted Period.

Section 4.3 Restricted Period.

Subject to Section 2.7(a), the applicable restricted period in respect of a particular RSU shall be determined by the Board but in all cases shall end no later than the 31st of December of the third calendar year following the calendar year in which the performance of services for which such RSU is granted occurred (the “Restricted Period”). All unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 4.4) and, in any event, all unvested RSUs shall be cancelled no later than the last day of the Restricted Period.

Section 4.4 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the “RSU Vesting Determination Date”) and, as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the 15th of December of the calendar year which commences three years after the calendar year in which the performance of services for which such RSU is granted occurred. Notwithstanding the foregoing, for any U.S. Participant, the RSU Vesting Determination Date shall occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.5 Settlement of RSUs.

(1)

Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten Business Days following their RSU Vesting Determination Date and no later than the end of the Restricted Period (the “RSU Settlement Date”).

(2)

Settlement of RSUs shall take place promptly following the RSU Settlement Date, and shall take the form determined by the Board, in its discretion. Settlement of RSUs shall be subject to Section 8.2 and shall take place through:

(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of RSUs for Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board):

(i)

delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)

in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive, to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

Notwithstanding the foregoing, for any U.S. Participant, the RSU Settlement Date and delivery of Shares or Cash Equivalent, if any, shall each occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.6 Determination of Amounts.

(1)

For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.

(2)

For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 4.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement in such form not inconsistent with this Plan as the Board may from time to time determine. The RSU Agreement may contain any such terms that the Company considers necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 4.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its discretion, be awarded in respect of unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. However, to the extent that Dividend Equivalents awarded under this Section 4.8 entitle Participants to receive additional RSUs, the maximum aggregate number of Shares that might possibly be issued to satisfy this obligation must be included in the grant limits in Section 2.4(2)(b), clause (i) and (ii) of the defined term “TSXV Share Limits” and Sections 2.5(2) and (3), and if the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of such Dividend Equivalents it shall make payments in cash.

In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company’s account.

ARTICLE 5

DEFERRED SHARE UNITS

Section 5.1 Nature of DSUs.

A “Deferred Share Unit” (or “DSU”) is an Award attributable to a Participant’s duties as a director of the Company and that, upon settlement, entitles the recipient Participant to receive such number of Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board) as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after Termination of Service of the Participant.

Section 5.2 DSU Awards.

The Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive DSU Awards under this Plan, (ii) fix the number of DSU Awards to be granted to each Eligible Participant, and (iii) fix the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Section 5.3 Payment of Annual Base Compensation.

(1)

Subject to the Board determining otherwise, each Participant may elect to receive in DSUs any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before the 5th day of November of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of such election. Elections hereunder shall be irrevocable with respect to compensation earned during the period to which such election relates.

(2)

Further, where an individual becomes a Participant for the first time during a fiscal year and, for individuals that are U.S. Participants, such individual has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A of the U.S. Tax Code, such individual may elect to defer Annual Base Compensation with respect to fiscal quarters of the Company commencing after the Company receives such individual’s written election, which election must be received by the Company no later than 30 days after the later of this Plan’s adoption or such individual’s appointment as a Participant. For greater certainty, new Participants will not be entitled to receive DSUs for any Annual Base Compensation earned pursuant to an election for the quarter in which they submit their first election to the Company or any previous quarter.

(3)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”).

(4)

The Participant’s Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 5.4 Additional Deferred Share Units.

In addition to DSUs granted pursuant to Section 5.3, the Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company or its Subsidiaries. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account. An award of DSUs pursuant to this Section 5.4 shall be subject to a DSU Agreement evidencing the Award and the terms applicable thereto.

Section 5.5 Settlement of DSUs.

(1)

A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before the 15th day of December of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that 15th day of December, the Participant will be deemed to have filed the redemption notice on the 15th day of December (the date of the filing or deemed filing of the redemption notice, the “Filing Date”). In all cases for each U.S. Participant, the U.S. Participant will be deemed to have filed the redemption notice on the date of their Termination of Service.

(2)

The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service. In all cases for each U.S. Participant, the Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the 1st day of March of the calendar year following Termination of Service.

(3)

In the event of the death of a Participant, the Company will, subject to Section 8.2, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.

(4)

Subject to Section 2.7(a) and the terms of the DSU Agreement, including the satisfaction or, at the discretion of the Board, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form as determined by the Board, in its discretion. Settlement of DSUs shall be subject to Section 8.2 and shall take place through:

(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of DSUs for Shares:

(i)

delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)

in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive, to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c)	in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 5.6 Determination of DSU Settlement Amount.

(1)

For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 5.5, such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.

(2)

For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 5.5, such calculation will be made on the Filing Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.7 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with this Plan as the Board may from time to time determine. The DSU Agreement may contain any such terms that the Company considers necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 5.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its discretion, be awarded in respect of DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. However, to the extent that Dividend Equivalents awarded under this Section 5.8 entitle Participants to receive additional DSUs, the maximum aggregate number of Shares that might possibly be issued to satisfy this obligation must be included in the grant limits in Section 2.4(2)(b), clause (i) and (ii) of the defined term “TSXV Share Limits” and Sections 2.5(2) and (3), and if the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of such Dividend Equivalents it shall make payments in cash.

ARTICLE 6

GENERAL CONDITIONS

Section 6.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)

Vesting Period. Subject to Section 2.7, (a) each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award, and (b) the Board has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

(2)

Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to this Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

(3)

Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the discretion of the Board. Participation in this Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Company or any Subsidiary.

(4)

Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Subject to Section 4.8 and Section 5.8, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5)

Conformity to Plan. In the event that an Award is granted, or a Grant Agreement is executed, which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those set out in this Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

(6)

Non-Transferrable Awards. Each Award granted under this Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

(7)

Participant’s Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, officer, employee or Consultant of such Subsidiary and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 6.2 General Conditions Applicable to Options.

Each Option shall be subject to the following conditions:

(1)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of this Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s code of conduct and any other reason determined by the Company to be cause for termination.

(2)

Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) unless otherwise determined by the Board, in its discretion, any vested Option granted to such Participant will cease to be exercisable on the earlier of 90 days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the foregoing, any vested Option must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under this Plan.

(3)

Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s resignation from the Company or a Subsidiary, (i) any unvested Option granted to such Participant shall terminate and become void immediately upon resignation, and (ii) unless otherwise determined by the Board, in its discretion, any vested Option granted to such Participant will cease to be exercisable on the earlier of 30 days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the foregoing, any vested Option must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under this Plan.

(4)

Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement (in accordance with any retirement policy implemented by the Company from time to time) or permanent disability, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) any vested Option granted to such Participant will cease to be exercisable on the earlier of 90 days following the date of retirement or the date on which the Participant ceases such Participant’s employment or service relationship with the Company or any Subsidiary by reason of permanent disability and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

(5)

Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) any vested Option granted to such Participant will cease to be exercisable by the liquidator, executor or administrator, as the case may be, of the estate of the Participant on the earlier of 12 months following the Participant’s death and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

Section 6.3 General Conditions Applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1)

Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of such Participant’s resignation from the Company or a Subsidiary, the Participant’s participation in this Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.

(2)

Death or Termination. Upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination for reasons other than for Cause, (iv) such Participant’s employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability, or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restricted Period in progress shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

(3)

General. For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2), following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment, provided such distribution or payment is made within a reasonable period, not exceeding 12 months, following termination of such Participant’s employment or service relationship.

ARTICLE 7

ADJUSTMENTS AND AMENDMENTS

Section 7.1 Adjustment to Option Price or Number of Shares.

In the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of the Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a Subsidiary or business unit of the Company or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall, in its discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the Option Price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or

(c)	adjustments to the number or kind of Shares reserved for issuance pursuant to this Plan.

Section 7.2 Change of Control.

(1)

In the event of a potential Change of Control, the Board shall have the power, in its discretion, subject to Section 7.3, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

(2)

If the Company completes a transaction constituting a Change of Control and within 12 months following the Change of Control, (i) a Participant who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or Consulting Agreement terminated, or the Participant is constructively dismissed, or (ii) a director ceases to act in such capacity, then all unvested Options shall vest and become exercisable and all unvested RSUs shall immediately vest and shall be paid out. Any Options that become exercisable pursuant to this Section 7.2(2) shall remain open for exercise until the earlier of their expiry date as set out in the Grant Agreement and the date that is 90 days after such termination or dismissal. Options that have been granted to an Investor Relations Services Provider may not be accelerated without prior TSX Venture Exchange approval.

(3)

Notwithstanding any other provision of this Plan, this Section 7.2 shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(4)	Notwithstanding any other provision of this Plan, for all U.S. Participants, “Change of Control” as defined herein shall be as “Change in Control” is defined in 409A of the U.S. Tax Code.

Section 7.3 Amendment or Discontinuance of this Plan.

(1)

The Board may suspend or terminate this Plan at any time. Notwithstanding the foregoing, any suspension or termination of this Plan shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(2)

The Board may from time to time, in its discretion and without approval of the shareholders of the Company, make the following types of amendments to this Plan or any Award, subject to any regulatory or Stock Exchange requirement at the time of such amendment:

(a)

amendments of a “housekeeping” nature, including any amendment that is necessary to (i) clarify an existing provision of this Plan, (ii) correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, (iii) comply with applicable law or the requirements of the Stock Exchange or any other regulatory body; or (iv) correct any grammatical or typographical errors in this Plan; and

(b)	amendments regarding the administration of this Plan.

(3)

With approval of the shareholders of the Company (including disinterested shareholder approval, as applicable) and subject to any regulatory or Stock Exchange requirement at the time of such amendment, the Board may amend this Plan, including amendments to the provisions of this Plan that:

(a)	amend the definition of an Eligible Participant under this Plan;

(b)	increase the maximum number of Shares issuable under this Plan (either as a fixed number or fixed percentage of the Outstanding Issue), except in the event of an adjustment pursuant to Article 7;

(c)

increase the maximum number of Shares that may be (A) issuable to Insiders at any time, or (B) issued to Insiders under this Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;

(d)	amend the method for determining the Option Price;

(e)	extend the maximum term of any Award;

(f)	amend the expiry and termination provisions applicable to an Award; and

(g)	amend the amendment provisions of this Plan.

(4)

Subject to the Shares being listed on the TSX Venture Exchange, any shareholder approval required under Section 7.3(3) for (a) any extension to the Option Term or decrease in the Option Price for Options granted to individuals who are Insiders at the time of the proposed amendment, or (b) any amendment that could result in the limits in Section 2.5(2), Section 2.5(3) and (i) of the TSXV Share Limits being exceeded, will require disinterested shareholder approval.

(5)

Notwithstanding the foregoing, any amendment of this Plan shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision and complies with relevant regulations, including TSXV Policy 4.4, as applicable.

Section 7.4 TSX Venture Exchange Acceptance of Adjustments.

While the Shares are listed for trading on the TSX Venture Exchange, any adjustment, other than in connection with a subdivision of the Shares into a greater number of Shares pursuant to Section 7.1(i) or a consolidation of the Shares into a lesser number of Shares pursuant to Section 7.1(ii), to any Award pursuant to the provisions hereof is subject to the prior acceptance of the TSX Venture Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Use of an Administrative Agent and Trustee.

The Board may, in its discretion, appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under this Plan, including for the purposes of making secondary market purchases of Shares for delivery on settlement of an Award, if applicable, and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under this Plan, the whole in accordance with the terms and conditions determined by the Board, in its discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under this Plan.

Section 8.2 Tax Withholding.

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under this Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then the withholding may be satisfied in such manner as the Company determines, including by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or determined by the Company as appropriate. This section will not supersede the requirements under TSX Venture Exchange Policy 4.4 nor potentially result in the alteration of the exercise price.

Section 8.3 US Tax Compliance.

(1)

DSU Awards granted to U.S. Participants are intended to comply with, and Option and RSU Awards granted to U.S. Participants are intended to be exempt from, all aspects of Section 409A of the U.S. Tax Code and related regulations (“Section 409A”). Notwithstanding any provision to the contrary, all taxes associated with participation in this Plan, including any liability imposed by Section 409A, shall be borne by the U.S. Participant.

(2)

For purposes of interpreting and applying the provisions of any DSU or other Award subject to Section 409A, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.

(3)

If payment under any DSU or other Award subject to Section 409A is in connection with the U.S. Participant’s separation from service, and at the time of the separation from service the Participant is subject to the U.S. Tax Code and is considered a “specified employee” (within the meaning of Section 409A), then any payment that would otherwise be payable during the six-month period following the separation from service will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the separation from service.

Section 8.4 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or Stock Exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or Stock Exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or Stock Exchange listing requirement). Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which such Participant is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under this Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable Stock Exchange listing standards, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under this Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and such Participant’s permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or such Participant’s permitted transferees, if any, that may arise in connection with this Section 8.3.

Section 8.5 Securities Law Compliance.

(1)

This Plan (including any amendments to it), the terms of the grant of any Award under this Plan, the grant of any Award and exercise of any Option, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may be required, as determined by the Company. The Company shall not be obliged by any provision of this Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2)

No Awards shall be granted in the United States and no Shares shall be issued in the United States pursuant to any such Awards unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Awards granted in the United States, and any Shares issued pursuant thereto, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Awards granted in the United States or Shares issued in the United States pursuant to such Awards pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear substantially the following legend restricting transfer under applicable United States federal and state securities laws:

THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(3)

No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of this Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(4)

The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed on a Stock Exchange. Shares issued, sold or delivered to Participants under this Plan may be subject to limitations on sale or resale under applicable securities laws.

(5)

If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 8.6 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any arrangement, amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.7 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under this Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 8.8 No Fractional Shares.

No fractional Shares shall be issued upon the exercise or vesting of any Award granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise or settlement of such Award, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase or receive, as the case may be, the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 8.9 Governing Laws.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 8.10 Severability.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

Section 8.11 Effective Date of this Plan.

This Plan was adopted by the Board on August 1, 2025, and approved by the shareholders of the Company on September 4, 2025.